REFLECT SCIENTIFIC, INC.

1266 SOUTH 1380 WEST

OREM, UTAH  84058

April 29, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC  20549

Attn:  Deanna Virginio, Esq.

Re:

Reflect Scientific, Inc., a Utah corporation (the “Company”)

Registration Statement on Form 10 filed March 30, 2021

Commission File No. 000-31377

Dear Ms. Virginio:

In response to your letter dated April 26, 2021, the Company provides its response to your comments as detailed below:

1.

We note your statement on page 2 that the recent COVID-19 pandemic “has to date had little effect on [y]our business.”  However, we also note your disclosure regarding the use of ultra-cold freezers for vaccines and that revenue increased by 73.5% in FY 2020 compared to FY 2019, which resulted from an increase in the sale of your ultra-cold freezers.  Please revise your disclosure both in the Summary and in MD&A to clarify whether the increase in sales and revenue has directly resulted from the COVID-19 pandemic specifically, and address the possibility that such demand may decrease or fluctuate in the future and may not, therefore, be indicative of sales and revenues going forward.

The disclosure on page 2 of the Form 10 was intended to disclose that the Company has not suffered any adverse impact from the COVID-19 pandemic such as closures or disruptions of normal business activities such as receiving and processing orders and shipping.  The disclosure under the headings “Impact of the COVID-19 Pandemic” and the MD&A disclosure have been revised to clarify the effect of the pandemic on sales and revenue.  In addition, a statement has been added to clarify that demand for the Company’s products may decrease or fluctuate in the future and may not, therefore, be indicative of sales and revenue going forward.

2.

Please revise your disclosure to include discussion of your principal products.  In this regard, we note that your website describes several product lines, in addition to your Cryometrix product line, such as your Visacon OEM products, LCGCVials.com vial products, GCFerrules.com OEM GC consumable products, and HPLC Detectors.com UV detector products.  Alternatively, please explain to us why such disclosure is not required.

A new subheading entitled “Other Products” has been added under the “Products” heading to discuss the Company’s secondary product lines relating to the chromatography market.  As stated therein, the Company does not believe that these areas represent the potential for significant growth.

In addition, we note your statement that you outsource the majority of your manufacturing and focus on product innovation.  However, you also state that you are engaged in the “manufacture and distribution” of products.  Please revise your disclosure to clearly describe the operations conducted directly by the company and those outsourced, and ensure your characterization of the company is in line with such description.  Please also discuss the distribution methods of your products.  See Item 101(h) of Regulation S-K for guidance.

The disclosure under the subheading “Manufacturing, Supplies, and Quality Control” has been expanded to address these comments.

3.

Please revise your disclosure to provide support for your beliefs that you have been able to develop “unique” patentable products, that you offer a superior value proposition “over any other competing and existing products in the market” and that the advantages of your technology provide “immediate cost savings and reliability” for your clients, and that “existing mechanical freezers are outdated and [y]our freezers will be the desired technology to which the industry will move, providing [you] the opportunity to gain a significant market share in this large market.”

Management believes that the uniqueness of these products is evidenced by their patentability due to their novel and non-obvious character.  In addition, a new second paragraph has been added under the “Products” heading to expand on the statements referenced in your comment.  Please also note the disclosure under the heading “Cryometrix Freezers,” which contains a substantial discussion of the advantages of the Company’s technology over other technologies being used in its industry.

4.

We note your disclosure regarding competition with your freezer products.  Please expand your disclosure to also discuss competition among your other product lines, if applicable.  In addition, please disclose the company’s competitive position in the industry and methods of competition, as required by item 101(h)(4)(iv) of Regulation S-K.

Please see the new disclosure at the end of the discussion under the heading “Competition.”

5.    We note your disclosure that you have four major customers who represented 24% and 37% of your sales volume in 2020 and 2019.  Please clarify whether any of your four major customers individually contributed to a material amount of revenue.  To the extent material, please disclose the material terms of your agreements with such customer.  Additionally, please provide us with your analysis as to whether any one or more of the contracts with your four major customers are required to be filed as exhibits to your registration statement.

The disclosure under the heading “Dependence on One or a Few Major Customers” has been expanded to break out the relative percentages of the Company’s 2020 revenue that are represented by each of its four largest customers.  The Company’s orders come in as “Purchase Orders” describing the quantity and price of the products being purchased in any one transaction, and not as contracts per se.  By way of example, the Company’s largest customer submits over 60 purchase orders per year.  This additional disclosure is also included under the “Dependence on One or a Few Major Customers” heading.

6.

We note your disclosure that there are currently 29 patents assigned to the Company.  Please expand your disclosure to include the specific products who which your patents relate, the type of patent protection granted, the expiration dates of your patents, and the applicable jurisdiction of your patents.

The requested disclosure has been added where indicated under the heading “Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, including Duration.”

7.

We note that the Company’s Statement of Cash Flows indicates that it received proceeds from an SBA PPP Loan as well as your disclosure on page 36 that the Company has a line of credit with a commercial bank.  Please expand your disclosure to include information regarding these sources of liquidity.

The disclosure under the subheading “Liquidity and Capital Resources” of the MD&A section has been revised in response to this comment.

8.

We note that the information in this section has been provided as of March 17, 2021.  Please revise the information to appear as of the most recent practicable date, as required by Item 403 of Regulation S-K.

The “Security Ownership of Certain Beneficial Owners” disclosure has been updated to April 29, 2021, the filing date of the amended Form 10.

9.

Please provide the information regarding the number of holders of record of your common stock as of the latest practicable date, as required by Item 201(b)(1) of Regulation S-K.

The number of record stockholders has also been updated to April 29, 2021.

10.  Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date.  At that time, you will be subject to the reporting requirements of the Exchange Act.  In addition, we will continue to review your filing until all of our comments have been addressed.  If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

Thank you for this information.  The Company will consider the advisability of withdrawing the Form 10 and filing a new Form 10 as the effective date approaches.

Please advise whether you will have any further comments on this filing.

REFLECT SCIENTIFIC, INC.

By /s/ Kim Boyce

Kim Boyce, Chief Executive Officer